NEWS RELEASE

INTEROIL ANNOUNCES ACQUISITION OF AVIATION
BUSINESS IN PORT MORESBY, PAPUA NEW GUINEA

July 22, 2009 – InterOil Corporation (NYSE:IOC) (POMSoX:IOC), today announced that it has contracted, through a subsidiary operating its downstream distribution business, to purchase Shell Oil Products (PNG) Limited, which owns aviation fuelling assets located at the Jackson International Airport, in Port Moresby, Papua New Guinea.  Under the contract, equity in the Shell entity is being acquired for $7.5 million which, together with certain additional cash and working capital adjustments, will be funded by drawing down from existing debt facilities.  The acquisition is expected to be accretive to the downstream distribution business and will add to InterOil’s existing aviation fuel distribution network in regional Papua New Guinea.  The acquisition is conditional upon review and approval by certain statutory authorities in Papua New Guinea.

“We are excited about the acquisition which will afford InterOil an opportunity to grow our downstream aviation fuel marketing and distribution business, develop our existing branding in-country and provide further support to the government and citizens of Papua New Guinea,” said Mr Phil Mulacek, CEO and Chairman of InterOil.

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 4.6 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.

InterOil’s common shares trade on the NYSE in US dollars.

InterOil News Release

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations (Australasia)
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular the proposed testing activities to be undertaken.  In particular, this press release contains forward looking statements concerning approval of the acquisition by certain of PNG’s statutory authorities and the financial effects of the acquisition on the Company’s downstream business.  These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments, financial and operational information concerning each of Shell Oil Products (PNG) Limited and InterOil and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur or results will be achieved, or that the acquisition will be completed.  No assurances can be given as to whether actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2008 on Form 40-F and its Annual Information Form for the year ended December 31, 2008.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

InterOil News Release